UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒  Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For the Period Ended: September 30, 2012

☐ Transition Report on Form 10-K   ☐ Transition Report on Form 10-Q
☐Transition Report on Form 20-F   ☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the
Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

Asure Software, Inc.

Former Name, if Applicable:

N/A

Address of Principal Executive Office (Street and Number):

110 Wild Basin Road, Suite 100 Austin, Texas 78746

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable).

PART III - NARRATIVE

Asure’s PeopleCube subsidiary, located in the Boston, Massachusetts metropolitan area, lost power for several days as a result of the Hurricane Sandy storm.  This has delayed the assembly of financial information to consolidate with Asure’s other financial results.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jeffrey C. Robbins, Esq. (Legal counsel to Asure Software, Inc.)
Messerli & Kramer P.A.
(612) 672-3706

(2) Have all or other periodic report required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes            ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes            ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:  Asure’s revenues for the nine months ended September 30, 2012 have increased in comparison to the same period in 2011 due to both organic growth and the business acquisitions conducted by Asure since October 1, 2011.

The Registrant has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Asure Software, Inc.

Dated: November 14, 2012	By:	/s/ PATRICK GOEPEL
Patrick Goepel, Chief Executive Officer